UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*




                                Administaff, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007094105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 2, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

             [ ] Rule 13d-1(b)
             [X] Rule 13d-1(c)
             [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 007094105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                           Ronald Juvonen
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)                    (b)
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
     Each Reporting Person              (5)  Sole Voting Power:          *
                                             -----------------------------------
                                        (6)  Shared Voting Power:        *
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:     *
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:   *
                                             -----------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        87,500*
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):  0.3%*
--------------------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* The shares of the common stock, par value $.01 per share (the "Common Stock"), are held by Downtown Associates I, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P., Downtown Associates IV, L.P. and Downtown Associates V, L.P. (collectively referred to as the "Downtown Funds"). The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. For the purposes of Reg. Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 87,500 shares, or 0.3% of the Common Stock.

Item 1(a).  Name Of Issuer:  Administaff, Inc.
--------------------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices: 19001 Crescent Springs Drive, Kingwood, Texas 77339
--------------------------------------------------------------------------------

Item 2(a).  Name of Person Filing:  Ronald Juvonen
--------------------------------------------------------------------------------

Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Downtown Associates, L.L.C., 674 Unionville Road, Suite 105, Kennett Square, PA 19348
--------------------------------------------------------------------------------

Item 2(c).  Citizenship:  United States
--------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

Item 2(e).  CUSIP No.:  007094105
--------------------------------------------------------------------------------

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

            Not Applicable.
--------------------------------------------------------------------------------
Item 4.  Ownership

          (a)  Amount Beneficially Owned (as of December 2, 2003)        87,500*

          (b)  Percent of Class (as of December 2, 2003):                  0.3%*

          (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote                   *

               (ii) shared power to vote or to direct the vote                 *

               (iii) sole power to dispose or to direct the disposition of     *

               (iv)   shared power to dispose or to direct the disposition of  *

* The shares of the common stock, par value $.01 per share (the "Common Stock"), are held by Downtown Associates I, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P., Downtown Associates IV, L.P. and

     Downtown Associates V, L.P. (collectively referred to as the "Downtown Funds"). The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all of the Common Stock held by the Downtown Funds. For the purposes of Reg. Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 87,500 shares, or 0.3% of the Common Stock.


--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.
--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

         Not Applicable.
--------------------------------------------------------------------------------
Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              December 12, 2003



                                              /s/Ronald Juvonen
                                              ----------------------------------
                                              Ronald Juvonen,   in his  capacity
                                              as the Managing Member of Downtown
                                              Associates, L.L.C.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)